Exhibit 1.01
UNITED TECHNOLOGIES CORPORATION
Conflict Minerals Report
For the Year Ended December 31, 2016

1.	Introduction
United Technologies Corporation (“UTC”) has prepared this Conflict Minerals Report (the “Report”) for the calendar year ended December 31, 2016, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.
UTC and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of UTC and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company,” or “UTC,” unless the context otherwise requires, mean United Technologies Corporation and its subsidiaries. References in this Report to internet websites and certain of UTC’s internal policies and procedures are provided for convenience only. The referenced documents and information available through these websites are not incorporated by reference into this Report.
The term “Conflict Minerals” is defined in the Rule and refers to gold, columbite-tantalite (coltan), cassiterite, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals” or “3TG”). The Rule imposes reporting and disclosure obligations on SEC registrants in the event 3TG was necessary to the functionality or production of products manufactured or contracted to be manufactured (“Necessary 3TG”) by such registrants during the year for which the Report is filed.

2.	Company Overview
UTC provides high technology products and services to the building systems and aerospace industries worldwide. UTC’s operations for the period presented herein are classified into four segments (for purposes of this Report hereinafter referred to as “business segments”): Otis, UTC Climate, Controls & Security (“CCS”), Pratt & Whitney, and UTC Aerospace Systems (“UTAS”), with each business segment comprised of similar operating companies. References to each business segment include the various operating companies established worldwide through which the operations of each business segment are conducted.
Otis is the world’s largest elevator and escalator manufacturing, installation and services company. Otis designs, manufactures, sells and installs passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators.
CCS is a leading provider of heating, ventilating, air conditioning (“HVAC”) and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold under the Carrier name and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. CCS is also a global provider of security and fire safety products and services. CCS provides electronic security products such as intruder alarms, access control systems and video surveillance systems, and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, and fire detection and life safety systems.
Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts and auxiliary power units.

UTAS is a leading global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. UTAS’ product portfolio includes electric power generation, power management and distribution systems, air data and aircraft sensing systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire and ice detection and protection systems, propeller systems, engine nacelle systems, including thrust reversers and mounting pylons, interior and exterior aircraft lighting, aircraft seating and cargo systems, actuation systems, landing systems, including landing gear, wheels and brakes, and space products and subsystems. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet management solutions.
Additional information about UTC and our business segments is included in UTC’s report on Form 10-K for the year ended December 31, 2016.

3.	Supply Chain Description
UTC is a large and complex organization with thousands of globally dispersed suppliers. There are multiple tiers of suppliers between UTC’s business segments and the mines where 3TG originate. We primarily rely on suppliers who have a direct contractual relationship with UTC to provide information on the origin of 3TG contained in the materials, components, parts, subassemblies, and products contracted to be manufactured (collectively “Components”) that we purchase. Our suppliers, in turn, likely rely upon their suppliers, and their suppliers’ suppliers, for this information.

4.	Reasonable Country of Origin Inquiry (“RCOI”)

A.	Overview
Our business segments developed and implemented a risk-based approach to identify suppliers believed to present an increased likelihood of supplying Components that may contain Necessary 3TG that could have been incorporated into their products. The RCOI undertaken by our business segments included the following elements: (i) applicability assessment, (ii) identification of suppliers to survey, (iii) collection of survey data, and (iv) assessment of survey data collected to determine whether further due diligence was required.

B.	Applicability Assessment
Each of our business segments conducted an assessment to investigate whether and the extent to which the Rule applies to the products it manufactured or contracted to manufacture during the reporting period (an “Applicability Assessment”). The Applicability Assessment undertaken by each business segment was informed, in part, by the capabilities of its existing technology infrastructure.
Each business segment has enterprise resource planning, procurement, and product specification data management systems. These systems are not necessarily linked and were not designed for Conflict Minerals reporting. Our business segments therefore evaluated their ability to mobilize current technology infrastructure to gather information relevant to Conflict Minerals reporting. Factors considered included the ability to: (i) identify 3TG content in products the business segment manufactured or contracted to manufacture, (ii) identify 3TG content in the Components provided by their suppliers, and (iii) link supplier contact information to material content information for the Components provided by their suppliers. Given the varied nature of each business segment’s products and existing data management systems, each of our business segments undertook a separate Applicability Assessment.

C.	Supplier Segmentation
Based on the Applicability Assessment it had developed, each business segment identified a list of suppliers to survey for purposes of the RCOI undertaken for this reporting period (“Surveyed Suppliers”). The criteria for selecting the suppliers to include in the supply chain survey varied given each business segment’s unique circumstances, but generally included consideration of the likelihood of 3TG content in the Components supplied, the amount paid to suppliers believed likely to incorporate 3TG in the Components supplied, and the information technology infrastructure capabilities at the business segment. In total, for this reporting period, UTC’s business segments sent 1,447 surveys to suppliers, estimated to represent approximately $9 billion in spending by our business segments during 2016.

D.	Supply Chain Survey
As described below in more detail in section 5.B.i., “Establish Company Management Systems, Supplier Engagement and Training,” we collected information from the Surveyed Suppliers to investigate whether the Necessary 3TG in our products originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Based on the RCOI undertaken for this reporting period, UTC has reason to believe that at least a portion of its Necessary 3TG may have originated from the Covered Countries, and has reason to believe that such portion of its Necessary 3TG may not be from recycled or scrap sources. Accordingly, we conducted the below described due diligence on the source and chain of custody of the Necessary 3TG in our products.

5.	Due Diligence

A.	Due Diligence Framework
Our due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and related supplements for gold, tin, tantalum, and tungsten.

B.	Due Diligence Measures Undertaken

i.	Establish Company Management Systems
Conflict Minerals Policy
UTC established a corporate policy with respect to the sourcing of Conflict Minerals. A copy of this policy is available on UTC’s website at: http://www.utc.com/Suppliers/Documents/conflict_minerals_policy.pdf. Among other things, our corporate policy expresses UTC’s expectation that our suppliers will comply with the Rule and support UTC in fulfilling its obligations under the Rule. The policy also expresses UTC’s preference to source 3TG originating in any of the Covered Countries from a smelter or refiner validated as conflict-free by an independent third-party, for example through the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program (“CFSP”), or similar third-party programs. The policy also expresses UTC’s commitment to continue to support initiatives that enable the sourcing of conflict-free minerals. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. If a supplier remains non-compliant, the business segment may evaluate its options, including but not limited to reassessment of the supplier relationship.
Conflict Minerals Team
UTC established a cross-functional team to develop and implement its Conflict Minerals compliance program. The Conflict Minerals team is comprised of representatives from UTC’s Corporate Office and each business segment, with representation from functions such as supply chain management, legal, and corporate responsibility. The Conflict Minerals team is supported by a steering committee comprised of executives in supply chain management from UTC’s Corporate Office and each business segment.
Supply Chain Controls and Transparency
The supplier engagement efforts that UTC and its business segments undertook for this reporting period are described below in more detail.
UTC participates in industry-wide initiatives to improve disclosures regarding the origin of 3TG in supply chains. For example, UTC is a member of the CFSI (member code: AUTC), an initiative of the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. One of the CFSI’s program initiatives uses specially trained third-party auditors to independently verify smelters and refiners that produce conflict-free materials. A list of the smelters and refiners that meet the global audit standards of the CFSI’s CFSP is published online. Another CFSI initiative is the development and publication of the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template that facilitates the transfer of information through the supply chain regarding the country of origin of 3TG and the smelters and refiners utilized to process such 3TG. Additionally, UTC is also a member of the Aerospace Industries Association (“AIA”) conflict minerals working group. The AIA, on behalf of its member companies, sent a letter to a number of smelters and refiners who may supply 3TG used in manufacturing processes requesting they each conduct due diligence on the origin of 3TG in their respective supply chains and become validated as a conflict-free smelter or refiner through one of several global initiatives.
Supplier Engagement and Training
During 2016 and the first two months of 2017, we conducted a supply chain survey to investigate whether the Necessary 3TG in our products originated in any of the Covered Countries. We used the CMRT developed by the CFSI, or a tool based on the CMRT, to collect information from our Surveyed Suppliers. Among other inquiries, the survey contained questions regarding whether the supplier’s products contain 3TG, the supplier’s policy with respect to conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of the smelters or refiners that processed 3TG in the supplier’s products, and the names and locations of the mines where such 3TG was sourced.
As part of our supplier engagement, UTC provided the Surveyed Suppliers with a video message from UTC leadership about the conflict minerals law and our expectations of how our suppliers will help us to comply with this law. UTC provided the Surveyed Suppliers with instructions for responding to our survey and access to a conflict minerals compliance e-mail address that Surveyed Suppliers could use to seek assistance in interpreting and completing our business segments’ survey.
The cover letter advised Surveyed Suppliers that we do not discourage the sourcing of 3TG from the Covered Countries; rather, we encourage our suppliers to source such 3TG from a smelter or refiner validated as conflict-free by the CFSP, or a similar program. We also asked Surveyed Suppliers, to the extent they believed the products delivered to UTC’s business segments may have contained 3TG originating from one of the Covered Countries, to provide 3TG information specific to such products (i.e., a “product-level” CMRT declaration).
We have incorporated a conflict minerals clause in our standard contract terms and conditions of purchase for the negotiation of new and renewal contracts. The conflict minerals clause requires our direct suppliers to comply with the RCOI and due diligence requirements of the Rule, except that suppliers who are not SEC registrants are not required to comply with the Rule’s filing requirements.
Internal Training
UTC developed training and reference materials for its employees about Conflict Minerals, including a web-based training module summarizing the relevant requirements of the Rule, UTC’s obligations under the Rule, and the processes UTC designed to evaluate and respond to the risk, if any, of Necessary 3TG in its supply chain that directly or indirectly financed or benefited armed groups in the Covered Countries.
Maintain Records
UTC has adopted a policy to retain relevant documentation.
Grievance Mechanism
General questions regarding UTC’s conflict minerals compliance program can be directed to UTC’s Corporate Responsibility Manager at cminfo@utc.com. Employees or third parties may report any concerns about or violations of UTC’s corporate policy with respect to the sourcing of Conflict Minerals via UTC’s Ombudsman/DIALOG Program. Additional information regarding UTC’s Ombudsman/ DIALOG Program is available at: http://www.utc.com/How-We-Work/Ethics-And-Compliance/Pages/Ombudsman-Program.aspx.

ii.	Identify and Assess Risks in the Supply Chain
As described in further detail above in section 5.B.i., “Establish Company Management Systems, Supplier Engagement and Training,” UTC and its business segments conducted a supply chain survey to investigate the origin of Necessary 3TG in our products.
Suppliers who did not respond to our business segments’ survey received multiple letters reminding them to submit their survey responses within a stated time period. The letters increasingly emphasized the importance of the supplier completing our business segments’ survey. In addition, business segment representatives, members of the UTC Conflict Minerals team, and colleagues, such as account executives, asked contacts at non-responsive suppliers for their assistance in resolving overdue survey responses.
Members of the UTC Conflict Minerals team or business segment representatives reviewed and evaluated the survey responses received for reliability based on an established set of criteria and a defined review process. Survey responses that indicated the supplier potentially sourced Necessary 3TG from the Covered Countries, as well as survey responses that were identified as potentially inconsistent, incomplete, or inaccurate, were “red flagged” for further review based on defined criteria. The red flag review included automated logical tests based on the responses to our survey questions. Each supplier survey response that triggered one or more red flag review test was manually reviewed by members of the UTC Conflict Minerals team or a business segment representative to determine whether additional follow up was necessary.

iii.	Design and Implement a Strategy to Respond to Risks
UTC designed and implemented a supplier engagement and risk management plan to evaluate and respond to the risk of Necessary 3TG in its supply chain that directly or indirectly financed or benefited armed groups in the Covered Countries. In the event we identify non-compliance with our corporate policy on the sourcing of Conflict Minerals, our business segments will attempt to work with the supplier to correct the situation. If a supplier remains non-compliant, the business segment may evaluate its options, including but not limited to reassessment of the supplier relationship. During this reporting period, our business segments undertook the due diligence activities described below to evaluate and respond to the risk, if any, of 3TG in their supply chains that directly or indirectly financed or benefited armed groups in the Covered Countries.
Responses provided by the Surveyed Suppliers were subject to due diligence measures that UTC and its business segments undertook when we had reason to believe that such suppliers may have provided Necessary 3TG that originated from one of the Covered Countries and were not from recycled or scrap sources. When warranted based on established criteria, suppliers were sent notification letters requesting corrective action to mitigate the identified risk.
For example, as part of the automated logical tests performed on the survey responses received, we identified suppliers whose survey responses stated they sourced 3TG from one of the Covered Countries, irrespective of whether such suppliers also identified Components containing such 3TG that were supplied to our business segments. We then manually compared the smelter name(s) these suppliers identified in their survey responses against the CFSI’s list of smelters validated as conflict-free under the CFSP. In the event a supplier advised it sourced 3TG from any of the Covered Countries from a smelter not validated as conflict-free, we sent the supplier correspondence encouraging it to source such 3TG from a smelter or refiner validated as conflict-free under the CFSP or a similar conflict-free program, and provided information regarding the CFSP, including the process for a smelter to join the CFSP.
Risk assessment findings based on the supply chain survey and due diligence conducted were reported to senior management.

iv.	Carry out Independent Third Party Audit of Smelter’s and Refiner’s Due Diligence Practices
We do not have a direct relationship with smelters and refiners that process 3TG and we do not perform or direct audits of these entities within our supply chain. We support audits of smelters and refiners through our participation in the CFSI. The CFSI developed the CFSP which uses an independent third-party auditor to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

v.	Report Annually on Supply Chain Due Diligence
A copy of this Report and UTC’s associated Form SD are available free of charge through the Investors section of our website (http://www.utc.com) under the heading “SEC Filings.”

6.	Efforts to Determine Mine or Country of Origin
Our supply chain survey included questions that asked the Surveyed Suppliers for the name of the smelter(s) in their supply chain, the name of the mine(s), and the location of the mine(s) from where 3TG in their supply chain originated. The cover letter for our supply chain survey instructed suppliers, to the extent they had determined the products delivered to UTC’s business segments contained 3TG originating from one of the Covered Countries, to provide a “product-level” declaration with information specific to such products (e.g., the name of the mine, country of origin, and/or the name of the smelter or refiner who processed 3TG in such products).

7.	RCOI and Due Diligence Results

A.	Survey Responses
In total, UTC’s business segments sent 1,477 surveys to suppliers, estimated to represent approximately $9 billion in spending by our business segments during 2016. Of the 1,477 surveys sent, we received 1,284 completed surveys, representing a response rate of 87%.
The vast majority of the suppliers that responded to our conflict minerals survey provided data only with respect to that supplier’s overall sourcing, without specifying whether such 3TG was used in Components supplied to our business segments. We identified 205 survey responses where a supplier declared it sourced 3TG from one of the Covered Countries. Of these survey responses, two suppliers traced tin in Components they supplied to one of our business segments to two smelters, Malaysia Smelting Corporation and Thaisarco. Based on information provided by the CFSI to its members, these named smelters may have sourced such tin from the Covered Countries, or from one or more of the other countries listed on the attached Schedule A. Both named smelters are validated as conflict-free under the CFSP.
With respect to the other survey responses, despite the due diligence we have undertaken for this reporting period, we were unable to link such 3TG from the Covered Countries to the Components supplied to our business segments. We were unable to do so because the information provided was generally at a supplier-company level that described the supplier’s overall potential 3TG sourcing and did not trace such 3TG to a Component supplied to one of our business segments.
Of the suppliers whose survey responses listed smelters or refiners, 85% of the listed smelters and refiners are validated as conflict-free under the CFSP, are actively undergoing an audit to validate conflict-free status under the CFSP, or are participating in another recognized conflict-free certification program.

B.	Continuous Improvement Efforts to Mitigate Risk
Since December 31, 2016, UTC has taken, or intends to take the following steps to improve the due diligence conducted to further mitigate risks that the Necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to:

•	Direct suppliers to our corporate policy with respect to the sourcing of Conflict Minerals;

•
Follow-up with suppliers whose survey responses indicate they source 3TG from one of the Covered Countries and encourage them to source such 3TG from smelter(s) or refiner(s) validated as conflict-free under the CFSP or a similar conflict-free program;

•
Identify and follow-up with suppliers who do not respond to our supply chain survey in an effort to increase our survey response rate and obtain additional information about the sourcing of 3TG in our supply chain; and

•
Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG and/or that support the development of conflict-free supply chains such as the CFSI’s CFSP.

Cautionary Note Concerning Forward-Looking Statements
This Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for our future business practices and performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “intends,” “strategy,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future performance. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions; the impact of restructuring activities and the reorganizations of our operations; the impact of acquisitions, divestitures, joint ventures and other transactions; and other factors beyond our control. The forward-looking statements speak only as of the date of this Report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Schedule A to
Conflict Minerals Report
Countries of Origin
Australia, Bolivia (Plurinational State of), Brazil, Burundi, China, Columbia, Democratic Republic of Congo, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russia, Rwanda, Thailand, Uganda, and Vietnam.